UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Jet.AI Inc.
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Common Stock	47714H 118 47714H 126
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Mike Winston
Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.

Suite 200
Las Vegas, Nevada 89135
(702) 747-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Kate L. Bechen

Peter F. Waltz
Dykema Gossett PLLC

111 East Kilbourn Avenue

Suite 1050

Milwaukee, WI 53202
(414) 488-7300

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Jet.AI Inc., a Delaware corporation (the “Company,” “us,” or “we”). This Schedule TO relates to an offer by the Company to the holders of certain of our outstanding warrants (collectively, the “Warrants”), each of which is exercisable to purchase one share of our common stock, par value $0.0001 per share (the “Common Stock”; such shares, the “Common Shares”), the opportunity to receive a specified number of Common Shares in exchange for each outstanding Warrant tendered by the holder (the “Warrantholder”) and exchanged pursuant to the offer (the “Offer”), as determined in accordance with the fixed exchange rate of Warrants for Common Shares (the “Exchange Ratio”) applicable to each type of Warrant that can be exchanged in the Offer.

The Offer is made upon and subject to the terms and conditions set forth in the prospectus/offer to exchange, dated June 27, 2024 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), a copy of the form of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from Warrantholders to amend the Redeemable Warrant Agreement and the Merger Consideration Warrant Agreement, which amendment will govern all of the Warrants to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be exchanged into a number of Common Shares equal to 10% less than the number of Common Shares such Warrantholder would have received as Exchange Consideration had their Warrants been exchanged pursuant to the applicable Exchange Ratio in the Offer.

Pursuant to the terms of the Redeemable Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least a majority of the outstanding Redeemable Warrants; provided that any amendment solely to the Private Warrants requires the vote or written consent of holders of at least a majority of the outstanding Private Warrants. Under the Merger Consideration Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 65% of the outstanding Merger Consideration Warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The name of the issuer is Jet.AI Inc. The Company’s principal executive offices are located at 10845 Griffith Peak Dr., Suite 200, Las Vegas, Nevada 89135, and our telephone number is (702) 747-4000.

(b)	Securities.

●	Our publicly traded, five-year warrants that are each exercisable to purchase one Common Share at an exercise price of $11.50 per share (the “Redeemable Warrants”), which were issued under that certain Warrant Agreement dated August 21, 2021 between the Company (as the successor to Oxbridge Acquisition Corp., our predecessor and a Cayman Islands-exempted company (“Oxbridge”)), Continental Stock Transfer & Trust Company, as warrant agent (“CSTTC”), and each Warrantholder (the “Redeemable Warrant Agreement”), in connection with the Company’s initial public offering (the “IPO”);

●	Our private, five-year warrants that are each exercisable to purchase one Common Share at an exercise price of $11.50 per share (the “Private Warrants”), which were issued under the Redeemable Warrant Agreement to OAC Sponsor Ltd. (the “Sponsor”) and Maxim Partners LLC (“Maxim Partners”) simultaneously with the IPO in a private placement exempt from registration under the Securities Act of 1933, as amended, and are identical to the Redeemable Warrants, except that the Private Warrants are not redeemable by the Company and are exercisable on a cashless basis so long as they are held by the Sponsor and Maxim Partners or their respective permitted transferees or affiliates; and

●	Our publicly traded, ten-year warrants that are each exercisable to purchase one Common Share at an exercise price of $15.00 per share (the “Merger Consideration Warrants”), which were issued under that certain Warrant Agreement dated August 10, 2023 between the Company, CSTTC, and each Warrantholder (the “Merger Consideration Warrant Agreement”), in connection with the business combination consummated pursuant to that certain Business Combination Agreement and Plan of Reorganization, dated February 24, 2023, as amended by Amendment No. 1 to the Business Combination Agreement, dated as of May 11, 2023, by and among Oxbridge, certain wholly owned subsidiaries of the Company, and Jet Token Inc., a Delaware corporation.

As of June 26, 2024, an aggregate of 23,052,625 Warrants are outstanding, consisting of: (i) 9,859,220 Redeemable Warrants; (ii) 7,433,405 Merger Consideration Warrants; and (iii) 5,760,000 Private Warrants. Pursuant to the Offer, we are offering up to an aggregate of 12,334,621 Common Shares (inclusive of potential shares issuable for purposes of rounding fractional amounts) in exchange for all of the outstanding Warrants.

(c)	Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s executive officers and directors as of June 25, 2024 are listed in the table below.

Name	Age	Position
Mike Winston	47	Executive Chairman and Interim Chief Executive Officer (Principal Executive Officer)
George Murnane	66	Interim Chief Financial Officer and Director (Principal Financial Officer, Principal Accounting Officer)
William Yankus	63	Founder, Executive Chairman, and Director
Patrick McNulty	40	Chief Operating Officer
Wrendon Timothy	43	Director
Lt. Col. Ran David	48	Director
Donald Jeffrey Woods	47	Director
Ehud Talmor	48	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)	Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations, and Agreements.

(a)	Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters — Transactions and Agreements Concerning Our Securities,” “Description of Securities,” and “Certain Relationships and Related-Party Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)	Plans. Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of its controlling persons, has any plans, proposals, or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from The Nasdaq Stock Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws, or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters — Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(c)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

(b)	Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters — Transactions and Agreements Concerning Our Securities,” which is incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated, or Used.

(a)	Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters — Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, or the dealer manager, the information agent, or the exchange agent for the Offer is making any recommendation as to whether holders of warrants should tender warrants for exchange in the Offer.

Item 10. Financial Statements.

(a)	Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated herein by reference. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)	Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements, and Legal Proceedings.

(1)	The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements, and Legal Proceedings” and “Certain Relationships and Related-Party Transactions” is incorporated herein by reference.

(2)	The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Other Material Information. Not applicable.

Item 12. Exhibits.

(a) Exhibits.

		Incorporated by Reference To
No.	Description	Form	Exhibit	Date
(a)(1)(A)	Prospectus/Offer to Exchange	S-4		06/27/2024
(a)(1)(B)	Form of Letter of Transmittal and Consent	S-4	99.1	06/27/2024
(a)(1)(C)	Form of Notice of Guaranteed Delivery	S-4	99.2	06/27/2024
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees	S-4	99.3	06/27/2024
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees	S-4	99.4	06/27/2024
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).
(a)(5)	Press Release, dated June 27, 2024	8-K	99.1	06/27/2024
(b)	Not applicable.
(d)(1)	Business Combination Agreement and Plan of Reorganization, dated February 24, 2023	S-4/A	Annex A	05/11/2023

(d)(2)	Amendment No. 1 to Business Combination Agreement and Plan of Reorganization, dated May 11, 2023	8-K	2.2	08/14/2023
(d)(3)	Certificate of Incorporation of Jet.AI Inc., dated August 10, 2023	8-K	3.1	08/14/2023
(d)(4)	Bylaws of Jet.AI Inc.	8-K	3.4	08/14/2023
(d)(5)	Warrant Agreement, dated August 11, 2021	8-K	4.1	08/17/2021
(d)(6)	Merger Consideration Warrant Agreement, dated August 10, 2023	8-K	4.2	08/14/2023
(d)(7)	Warrant by and between Jet. AI Inc. and GEM Yield Bahamas Limited	S-1	4.3	09/08/2023
(d)(8)	Warrant Agreement Amendment, dated October 23, 2023, between Jet.AI Inc. and GEM Yield Bahamas Limited	S-1/A	4.4	10/27/2023
(d)(9)	Warrant by and between Jet.AI Inc. and Ionic Ventures, LLC	10-K	4.5	04/01/2024
(d)(10)	2023 Jet.AI Inc. Omnibus Incentive Plan	S-4/A	Annex D	07/26/2023
(d)(11)	Share Purchase Agreement, dated August 4, 2022, between Jet Token Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited	S-4/A	10.7	05/11/2023
(d)(12)	Registration Rights Agreement, dated August 4, 2022, between Jet Token Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited	S-4/A	10.8	05/11/2023
(d)(13)	Registration Rights Agreement, dated August 11, 2021, between Oxbridge Acquisition Corp., OAC Sponsor Ltd. and Maxim Partners LLC	8-K	10.3	08/17/2021
(d)(14)	Form of Forward Purchase Agreement, dated August 6, 2023	8-K	10.1	08/07/2023
(d)(15)	Form of FPA Funding Amount PIPE Subscription Agreement, dated August 6, 2023	8-K	10.2	08/07/2023
(d)(16)	Form of Lock-Up Agreement	8-K	10.3	08/14/2023
(d)(17)	Form of Indemnification Agreement	8-K	10.4	08/14/2023
(d)(18)	Letter Agreement, dated August 10, 2023, between Oxbridge Acquisition Corp. and OAC Sponsor Ltd.	8-K	10.5	08/14/2023
(d)(19)	Settlement Agreement, dated August 10, 2023, between Oxbridge Acquisition Corp. and Maxim Group LLC	8-K	10.6	08/14/2023
(d)(20)	Registration Rights Agreement, dated August 10, 2023, between Oxbridge Acquisition Corp. and Maxim Group LLC	8-K	10.7	08/14/2023
(d)(21)	Settlement Agreement, dated August 10, 2023, between Oxbridge Acquisition Corp. and OAC Sponsor Ltd	8-K	10.8	08/14/2023
(d)(22)	Registration Rights Agreement, dated August 10, 2023, between Oxbridge Acquisition Corp. and OAC Sponsor Ltd.	8-K	10.9	08/14/2023
(d)(23)	Forward Purchase Agreement Confirmation Amendment, dated August 31, 2023	8-K	10.1	09/01/2023
(d)(24)	Bridge Agreement, dated September 11, 2023, between Jet.AI Inc. and the Investors named therein	8-K	10.1	09/15/2023
(d)(25)	Waiver of certain rights under the Bridge Agreement by Michael Winston	8-K	10.2	09/15/2023
(d)(26)	Forward Purchase Agreement Confirmation Second Amendment, dated October 2, 2023, among Jet.AI Inc. and the other parties named therein	8-K	10.1	10/10/2023
(d)(27)	Form of Warrant Exchange Agreement, dated December 28, 2023	8-K	10.28	01/03/2024
(d)(28)	Form of Warrant Exchange Agreement	8-K	10.29	01/17/2024
(d)(29)	Securities Purchase Agreement, dated March 28, 2024, between Jet.AI Inc. and Ionic Ventures, LLC	10-K	10.30	04/01/2024
(d)(30)	Voting Agreement, dated March 29, 2024, between Jet.AI Inc. and certain stockholders	10-K	10.31	04/01/2024
(d)(31)	Registration Rights Agreement, dated March 29, 2024, between Jet.AI Inc. and Ionic Ventures, LLC	10-K	10.32	04/01/2024
(d)(32)	Employment Offer Letter, dated August 8, 2023, between Michael Winston and Jet.AI Inc.	8-K	10.11	08/14/2023
(d)(33)	Employment Offer Letter, dated August 8, 2023, between George Murnane and Jet.AI Inc.	8-K	10.12	08/14/2023
(d)(34)	Employment Offer Letter, dated July 11, 2023, between Patrick McNulty and Jet.AI Inc.	S-1	10.4	09/08/2023
(g)	Not applicable.
(h)	Tax Opinion of Dykema Gossett PLLC	S-4	8.1	06/27/2024

(b) Filing Fee Exhibit.

Filing Fee Table.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JET.AI INC.

By:	/s/ Mike Winston
Name:	Mike Winston
Title:	Executive Chairman and Interim Chief Executive Officer (Principal Executive Officer)

Dated: June 27, 2024